Exhibit 99.1

GasLog Ltd. Announces Eight-Year Charter With Endesa for Existing Uncommitted Newbuild Vessel GasLog Warsaw

•                  Eight year fixed-term charter to new customer Endesa for existing uncommitted newbuild vessel, the GasLog Warsaw(1), commencing in May 2021

•                  Latest generation vessel will be available for charter to other customers during a period of expected strong LNG carrier demand prior to commencement of term charter to Endesa

•                  Combination of initial spot exposure and fixed-term charter to Endesa expected to generate attractive returns for GasLog shareholders

Monaco, March 21, 2019 - GasLog Ltd. (“GasLog”) (NYSE:GLOG) is pleased to announce the signing of a new long-term charter party agreement with a wholly owned subsidiary of Endesa, S.A. (“Endesa”) for its existing uncommitted newbuild vessel, the GasLog Warsaw. GasLog is scheduled to take delivery of the 180,000 cubic meter Mark III Flex Plus vessel with low pressure two stroke propulsion (“LP-2S”) from Samsung Heavy Industries in July 2019. The eight year fixed-term charter to Endesa will commence in May 2021.

Paul Wogan, Chief Executive Officer of GasLog, stated “We are delighted to charter this vessel to Endesa, a leading European utility and very high-quality counterparty. This charter expands our customer base and we look forward to further developing our relationship with Endesa.

Before commencing its long-term charter to Endesa in May 2021, the vessel will be available during a period when we expect the spot market to be strong, especially during the 2019/2020 and 2020/2021 winters. The combination of the vessel’s size, highly efficient LP-2S propulsion and industry-leading low natural boil-off rate of 0.07% all combine to produce an extremely competitive transportation cost that should make it particularly attractive to potential charterers.

Combined with the recent delivery of the GasLog Gladstone(2), which immediately commenced its 10-year charter to a wholly owned subsidiary of Royal Dutch Shell Plc., it has been a very successful start to the year for GasLog. Since our April 2018 Investor Day, we have ordered or chartered six newbuild vessels on long-term contracts with three high quality counterparties, further strengthening our confidence in delivering the target we announced that day to more than double consolidated run-rate EBITDA by 2022.”

José Bogas, Chief Executive Officer of Endesa stated “Contracting the GasLog Warsaw on long-term charter represents another important step in delivering a flexible and competitive LNG carrier solution to service our contracted LNG volumes over the next 20 years. We are pleased to partner with GasLog and look forward to developing this relationship further.”

The GasLog Warsaw is scheduled to deliver to Endesa in May 2021 for a fixed eight-year term, with two optional periods of six years each. The rate of hire for the charter is in line with mid-cycle rates. GasLog expects that the combination of the vessel’s near-term earnings in the spot market and the earnings from the Endesa time charter will deliver attractive returns for its shareholders.

Following the commencement of the eight-year charter to Endesa, GasLog Partners LP (“GasLog Partners”, NYSE:GLOP) will have the right to acquire the GasLog Warsaw pursuant to the omnibus agreement between GasLog and GasLog Partners. As a result, GasLog Partners’ potential dropdown pipeline will increase to 12 LNG carriers with charter length of five years or longer.

(1) Previously HN 2212

(2) Previously HN 2131

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (including 26 ships on the water and eight on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. Upon closing of the sale of the GasLog Glasgow, GasLog’s consolidated fleet will include 15 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com

About Endesa

Endesa is an energy and utility company, present in both power and gas markets. The company is the second largest gas marketer in Spain with a market share in 2018 of 16.3%. Endesa’s gas sales in 2018 reached 103 Terawatt hours (“TWh”), a 2% increase from 2017, of which 75 TWh was sold to the retail market, 12 TWh to wholesale markets and 16 TWh to Combined Cycle Gas Turbine power plants for power production. Endesa’s total customers increased by 3% in 2018, reaching 1,604,000.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com